UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PERNIX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Maryland	33-0724736
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10003 Woodloch Forest Drive The Woodlands, TX	77380
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  Not Applicable (Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

The Registrant is filing this Form 8-A in connection with the listing of its common stock, $0.01 par value per share (the “Common Stock”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on The NASDAQ Stock Market LLC commencing on or about January 28, 2013.  The Registrant is voluntarily delisting the Common Stock from the NYSE MKT, LLC (formerly NYSE Amex, LLC) as of the close of business on January 25, 2013.  The Common Stock is traded under the symbol “PTX” on NYSE MKT, LLC, and has been approved for listing on The NASDAQ Global Market of The NASDAQ Stock Market LLC under the same symbol “PTX”.

The following summary description of the material features of the Registrant’s capital stock is qualified in its entirety by reference to the applicable provisions of Maryland law and by the Registrant’s Articles of Incorporation and bylaws, the last two of which are on file with the Securities and Exchange Commission.

Authorized and Outstanding Capital Stock. The Registrant’s authorized capital stock consists of: (i) 90,000,000 shares of Common Stock, par value $0.01 per share and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 shares have been designated Series B Junior Participating Stock.  As of December 31, 2012, there were 34,030,351 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock.  The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders, including the election of directors.  The Registrant’s Articles of Incorporation do not provide for cumulative voting for the election of directors.  Therefore, subject to the voting rights of any outstanding shares of preferred stock, the holders of a majority of the Registrant’s issued and outstanding Common Stock entitled to vote in any election of directors can elect all of the directors standing for election.  Subject to the preferences that may be applicable to any then-outstanding preferred stock, the holders of the Registrant’s outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Registrant’s board of directors out of legally available funds.  In the event of the Registrant’s liquidation, dissolution, or winding up, holders of the Registrant’s Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Registrant’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.  The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.  The rights, preferences, and privileges of the holders of the Registrant’s Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Series B Junior Participating Stock and holders of shares of any other series of preferred stock that the Registrant may classify and issue in the future.

Preferred Stock.  Pursuant to the Registrant’s Articles of Incorporation, the Registrant’s board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or the rules of the exchange on which its shares are listed), to (1) issue up to 1,000,000 shares of Series B Junior Participating Stock and (2) designate and issue up to 9,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and other terms and conditions of the shares of each such series, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding or above the amount authorized in the Articles of Incorporation.

These rights, powers, restrictions, and limitations could rank senior to and adversely impact holders of Common Stock and other series of preferred stock, and may provide the right to receive specified dividend payments and payments on liquidation prior to any payments to holders of Common Stock or other series of preferred stock, and could adversely affect the voting power or other rights of holders of Common Stock.  For example, each share of the Registrant’s Series B Junior Participating Stock would entitle the holder thereof to 100 votes on all matters submitted to a vote of the holders of the Common Stock.  In addition, the issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Registrant and may adversely affect the market price of the Common Stock.  As of the date of this Form 8-A, there are no shares of Series B Junior Participating Stock or any other series of preferred stock outstanding.

Change in Control Provisions.  Certain provisions included in the Registrant’s Articles of Incorporation, bylaws, as well as certain provisions of the Maryland General Corporate Law and federal law may discourage, delay, or prevent potential acquisitions of control of the Registrant, particularly when attempted in a transaction that is not negotiated directly with, and approved by, the Registrant’s board of directors, despite possible benefits to the Registrant’s stockholders.  These provisions are set forth more fully in the documents and reports filed with the Securities and Exchange Commission pursuant to the Exchange Act.

Transfer Agent and Registrar.  The transfer agent and registrar for the Common Stock is Computershare Shareowner Services, 480 Washington Blvd., 29th Floor, Jersey City, NY 07310.

Item 2.	Exhibits.

Pursuant to the Form 8-A Instructions as to Exhibits, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

PERNIX THERAPEUTICS HOLDINGS, INC.

Date: January 23, 2013	By:	/s/ Cooper C. Collins
Name: Cooper C. Collins
Title: President, Chief Executive Officer, and Director

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